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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 49829

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Second Street Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Bank Street
(No. and Street)

Summit	New Jersey	07901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard Visci (800) 328-0996
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

	San Francisco	California	
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUL 20 2005
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Gerard Visci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Second Street Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

DIANA VALENTINE
Notary Public of New Jersey
MY COMMISSION EXPIRES JAN. 18, 2007

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Second Street Securities, Inc.

Statement of Financial Condition
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100


SEC MAIL PROCESSING
RECEIVED
MAY 16 2005
WASH, D.C. SECTION
202

Report of Independent Auditors

To the Board of Directors and Shareholder of
Second Street Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Second Street Securities, Inc. (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2005

Second Street Securities, Inc.
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 2,090,223
Marketable securities	8,443,364
Receivables from broker-dealers, net of allowance for doubtful accounts of $288,443	1,707,926
Prepaid expenses and other assets	3,157,371
Property and equipment, net	75,480
Deferred tax assets	122,240
Total assets	$15,596,604
Liabilities and Shareholder's Equity	
Liabilities	
Payable to Parent	$ 4,189,012
Accounts payable and accrued liabilities	1,699,582
Income taxes payable	1,222,002
Total liabilities	7,110,596
Commitments and contingencies (Notes 4 and 7)	
Shareholder's equity	
Common stock, $0.50 par value; 1,000 shares authorized; issued and outstanding	500
Additional paid-in capital	5,154,220
Retained earnings	3,331,288
Total shareholder's equity	8,486,008
Total liabilities and shareholder's equity	$15,596,604

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Second Street Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a Delaware Corporation and is a wholly-owned subsidiary of Advent Software, Inc. (the "Parent"). The Company conducts business on behalf of its customers with clearing brokers. These customers are principally investment advisors, who are located throughout the United States of America.

The principal source of the Company's income is agency commissions generated from securities transactions executed for its customers to whom the Parent and other vendors provide portfolio management systems and data services on the Company's behalf.

2. Summary of Significant Accounting Policies

Basis of Presentation
The preparation of the statement of financial condition is in accordance with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments purchased, with original maturities of three months or less. At December 31, 2004, $2,090,223 of cash and cash equivalents consisting of cash and money market funds, are held at one high credit quality financial institution.

Marketable Securities
Marketable securities are comprised of government securities with maturities of one year or less.

Property and Equipment
Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives. Useful lives by principal classifications are as follows:

Office equipment	5 to 6 years
Computers and software	3 to 6 years

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the equipment, are expensed as incurred.

Payable to Parent
Payable to Parent represents amounts paid by Parent on behalf of the Company for normal operating costs and income taxes.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent and files a separate state income tax return in New Jersey. Federal income taxes are calculated as if the

companies filed on a separate return basis. The amount of current and deferred taxes payable or refundable is calculated using currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between the financial statements for the changes in deferred tax liabilities or assets between the years.

Concentrations of Credit Risk and Significant Customers
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

3. Balance Sheet Components

At December 31, 2004, prepaid expenses and other assets consist of the following:

Deferred costs	$ 3,130,521
Other	26,850
	$ 3,157,371

Deferred costs relate to the cost of portfolio management systems and data services provided to customers before agency commissions have been earned.

At December 31, 2004, property and equipment consists of the following:

Computers and software equipment	$ 144,974
Office equipment	1,834
Less: accumulated depreciation	(71,328)
Property and equipment	$ 75,480

At December 31, 2004, accounts payable and accrued liabilities consist of the following:

Deferred revenue	$ 1,441,512
Accounts payable	179,736
Commissions payable	44,557
Other	33,777
	$ 1,699,582

Deferred revenue relates to agency commissions received in advance of portfolio management systems and data services being provided to the customer.

4. Receivables from Broker-Dealers

The Company introduces customers to clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of clearance agreements. Full payment is required upon settlement of customer trades. The Company's clearing brokers are exposed to risk of loss in the event that a customer fails to satisfy its obligation. In connection therewith, the Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain related to the Company's customers. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business. All customer transactions effectuated prior to January 1, 2005 have settled with the clearing brokers in the ordinary course of business.

Securities purchased by customers in connection with these transactions are held by the clearing brokers as collateral for the amounts owed. The proceeds of securities sold by customers are held by clearing brokers as collateral for securities owed.

5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $5,070,770, which was $4,596,717 in excess of its required net capital of $474,052. At December 31, 2004 the Company's ratio of aggregate indebtedness to net capital was 1.4 to 1.

The Company believes it is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers." This issue was raised by the Company on August 31, 2004 and is pending resolution with the regulators.

6. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

Accrued liabilities and other	$ 138,917
Depreciation	(16,677)
Net deferred tax assets	$ 122,240

7. Commitments

The Company leases office space under operating leases which expire June 2007.

Future minimum payments under these noncancelable operating leases consist of the following at December 31, 2004:

2005	$ 47,656
2006	50,038
2007	21,271
	$ 118,965